SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

Dividend Announcement

1.	Dividend category	Year-end Dividend
2.	Dividend kind	Cash Dividend
3.	Dividend per share (KRW)	800
4.	Dividend yield (%)	2.5
5.	Total dividend payment (KRW)	195,112,186,400
6.	Record date	December 31, 2013
7.	Dividend distribution date	—
8.	Whether General Shareholders’ Meeting will be held	In Schedule
9.	Date of General Shareholders’ Meeting	—
10.	Date of Approval by the BOD	January 27, 2014
-	Number of directors present	7
-	Presence of Auditor who is not an outside director	Present
11.	Disclaimers

-        “3. Dividend per share” written above is subject to change after an external audit and results of General Meeting of Shareholders

-        “4. Dividend yield” written above has been prepared by percentage of DPS to the arithmetic average price of KT shares of the five(5) working days prior to ‘the record date - 2 days’

-        “7. Dividend distribution date” written above is a date within one(1) month after the General Meeting of Shareholders

-        “9. Date of General Meeting of Shareholders” will be finalized soon.

-        All of the members of KT Audit Committee are outside directors

	*Disclosure in reference	“Notice of Change in Dividend Payments” filed on November 29, 2013